As filed with the Securities and Exchange Commission on August 27, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of the Registrant as specified in its charter)

Delaware	41-0129150

(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)
4666 Faries Parkway, Box 1470
Decatur, Illinois 62525
(217) 424-5200
(Address and telephone number of the Registrant’s principal executive offices)
David J. Smith
Executive Vice President, Secretary and General Counsel
Archer-Daniels-Midland Company
4666 Faries Parkway, Box 1470
Decatur, Illinois 62525
(217) 424-5200
(Name, address and telephone number of agent for service)
Copies to:

Steven C. Kennedy	Edward S. Best
W. Morgan Burns	Mayer, Brown, Rowe & Maw LLP
Faegre & Benson LLP	71 South Wacker Drive
2200 Wells Fargo Center	Chicago, Illinois 60603
90 South Seventh Street
Minneapolis, Minnesota 55402-3901
     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☑
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum	Amount of
Title of Each Class of Securities	Amount to be	Offering Price	Offering	Registration
to be Registered	Registered	Per Unit	Price(1)	Fee
0.875% Convertible Senior Notes due 2014	$1,150,000,000	100%	$1,150,000,000	$35,305
Common Stock, no par value	26,259,445(2)	—	—	—
Total				$35,305

(1)	Equals the aggregate principal amount of the notes being registered. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Represents the number of shares of common stock issuable upon conversion of the notes registered hereby at a conversion rate corresponding to the initial conversion rate of 22.8343 shares of our common stock per $1,000 principal amount of 0.875% Convertible Senior Notes due 2014. Pursuant to Rule 416 under the Securities Act, the registrant is also registering such indeterminate number of shares of common stock as may be issued from time to time upon conversion of the notes as a result of the anti-dilution provisions thereof. No additional consideration will be received for the common stock, and therefore no registration fee is required pursuant to Rule 457(i) under the Securities Act.

PROSPECTUS
$1,150,000,000

Archer-Daniels-Midland Company 0.875% Convertible Senior Notes due 2014

     On February 22, 2007 we issued $1,150,000,000 principal amount of 0.875% Convertible Senior Notes due 2014 (the “notes”) in a private transaction. Selling securityholders may use this prospectus to resell from time to time their notes and the shares of common stock issuable upon conversion of the notes. We will not receive any proceeds from these resales.
     Interest on the notes will be payable in cash semi-annually in arrears on February 15 and August 15 of each year, beginning August 15, 2007. The notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. Holders may convert their notes based on a conversion rate of 22.8343 shares of our common stock per $1,000 principal amount of notes (which is equal to an initial conversion price of approximately $43.79 per share), subject to adjustment, only under the following circumstances: (1) if the closing price of our common stock reaches a specified threshold, (2) if the average trading price per $1,000 principal amount of the notes is equal to or less than 98% of the average conversion value of such notes during the relevant note measurement period, (3) if specified distributions to holders of our common stock are made or specified corporate transactions occur, or (4) during the last month prior to stated maturity of the notes. Upon conversion, in lieu of shares of our common stock, for each $1,000 principal amount of notes a holder will receive an amount in cash equal to the lesser of (i) $1,000 and (ii) the conversion value, determined in the manner set forth in this prospectus, of the notes. If the conversion value exceeds $1,000, we will also deliver, at our election, cash or common stock or a combination of cash and common stock for the conversion value in excess of $1,000. If a holder elects to convert its notes in connection with a change in control, we will pay a make-whole premium by increasing the conversion rate applicable to such notes. Additionally, if we experience a change in control, holders may require us to purchase for cash all or a portion of their notes, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to the change in control purchase date.
     Our common stock is listed on the New York Stock Exchange, Inc. under the symbol “ADM.” On August 24, 2007, the last reported sale price of our common stock was $33.08 per share.
     Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page 4 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 27, 2007.

     Unless otherwise stated or the context otherwise requires, in this prospectus, the words “ADM,” “company,” “we,” “our,” “ours” and “us” refer to Archer-Daniels-Midland Company, the obligor on the notes and the issuer of the common stock.

     You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement that supplements this prospectus. We have not authorized any other person to provide you with different information. If anyone other than us provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and the documents incorporated by reference herein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available at the offices of the New York Stock Exchange and Chicago Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060, and for further information on obtaining copies of our public filings at the Chicago Stock Exchange, you should call (312) 663-2423. In addition, we post our filed documents on our website at http://www.admworld.com. The information on our website is not part of this prospectus.
     We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

i

          We incorporate by reference our Annual Report on Form 10-K for the year ended June 30, 2007 and our Current Report on Form 8-K filed on February 22, 2007. We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the time that all the securities offered by this prospectus have been sold.
          You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:
Secretary
Archer-Daniels-Midland Company
4666 Faries Parkway
Decatur, Illinois 62526
Phone: (217) 424-5200
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
     This prospectus and other documents incorporated by reference into this prospectus contain forward-looking statements based on our current expectations. Words such as “expect,” “anticipate,” “target,” “goal,” “project,” “intend,” “plan,” “believe,” “seek,” “estimate,” “continue,” “may,” variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Our actual results may differ materially from those suggested by these forward-looking statements for various reasons. Given these risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements included in this prospectus and the documents incorporated by reference therein are made only as of their respective dates. Except as required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions or otherwise. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. It is not possible to predict or identify all such factors and, therefore, you should not consider any of the above risks to be a complete statement of all the potential risks or uncertainties that we face.

ii

SUMMARY
     The following is a summary and may not contain all the information that is important to you. You should read this entire prospectus, as well as the documents incorporated by reference.
Archer-Daniels-Midland Company
     We are the world leader in BioEnergy and have a premier position in the agricultural processing value chain. We are one of the world’s largest processors of soybeans, corn, wheat and cocoa. We are a leading manufacturer of biodiesel, ethanol, soybean oil and meal, corn sweeteners, flour and other value-added food and feed ingredients.
     We were incorporated in Delaware in 1923 as the successor to a business formed in 1902. Our executive offices are located at 4666 Faries Parkway, Box 1470, Decatur, Illinois 62525. Our telephone number is (217) 424-5200. We maintain an Internet website at http://www.admworld.com.
The Offering
     The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus.

Issuer	Archer-Daniels-Midland Company, or ADM

Securities Offered	$1,150,000,000 aggregate principal amount of 0.875% Convertible Senior Notes due 2014

Maturity Date	February 15, 2014

Interest	Interest will accrue on the notes from February 22, 2007 and will be payable in cash on February 15 and August 15 of each year, beginning on August 15, 2007.

Conversion Rights	Holders may convert their notes prior to the close of business on the business day before the stated maturity date based on the applicable conversion rate only under the following circumstances:

•     during any calendar quarter beginning after March 31, 2007 (and only during such calendar quarter), if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 140% of the conversion price per share, which is $1,000 divided by the then applicable conversion rate;

•     during the five consecutive business days immediately after any five consecutive trading day period (the ‘‘note measurement period’’) in which the average trading price per $1,000 principal amount of the notes was equal to or less than 98% of the average conversion value of the notes during the note measurement period;

• if specified distributions to holders of our common stock are made, or specified corporate transactions occur; or

• at any time on or after January 15, 2014, through the business day preceding the stated maturity date.

The initial conversion rate is 22.8343 shares of common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of approximately $43.79 per share of common stock.

Upon conversion, a holder will receive for each $1,000 principal amount of notes an amount in cash equal to the lesser of (i) $1,000 and (ii) the conversion value, determined in the manner set forth in this prospectus, of the note. If the conversion value exceeds $1,000 on the conversion date, we will also deliver, at our election, cash or common stock or a combination of cash and common stock for the conversion value in excess of $1,000. See “Description of the Notes—Conversion Rights.” Holders who convert their notes in connection with a change in control, as defined herein, may be entitled to a make-whole premium in the form of an increase in the conversion rate. See “Description of the Notes—Adjustment to Conversion Rate—Adjustment to Conversion Rate Upon a Change in Control.”

Change in Control	Upon a change in control, the holders may require us to purchase for cash all or a portion of their notes at a purchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the change in control purchase date. See “Description of the Notes—Change in Control Permits Purchase of Notes by ADM at the Option of the Holder.”

Ranking	The notes rank:

• equal in right of payment to all of our other existing and future senior unsecured indebtedness;

• senior in right of payment to all of our existing and future subordinated indebtedness; and

•     effectively subordinated in right of payment to all of our subsidiaries’ obligations (including secured and unsecured obligations) and effectively subordinated in right of payment to our secured obligations, to the extent of the assets securing such obligations.

Use of Proceeds	We will not receive any of the proceeds from the sale by the selling securityholders of the notes or common stock issuable upon conversion of the notes.

Registration Rights	We prepared this prospectus in connection with our obligations under a registration rights agreement with respect to the resale of the notes and the shares of our common stock issuable upon conversion of the notes. Pursuant to such registration rights agreement, we will use our reasonable efforts to keep the shelf registration statement of which this prospectus is a part effective until February 22, 2009 or until the earlier of (i) the sale or transfer pursuant to the shelf registration statement of the notes and the common stock issuable upon conversion of the notes, and (ii) the date when holders, other than holders that are our “affiliates,” of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limit provisions of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) or any successor rule or otherwise. We will be required to pay additional interest, subject to some limitations, to the holders of the notes if we fail to comply with our obligations to register the notes and the common stock issuable upon conversion of the notes within the specified time periods. See “Description of the Notes—Registration Rights.”

DTC Eligibility	The notes were issued in fully registered book-entry form and are represented by permanent global notes. The notes are evidenced by global notes deposited with the trustee for the notes, as a custodian for the Depository Trust Company, or DTC. Beneficial interests in global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described herein. See “Description of the Notes—Global Notes; Book-Entry; Form.”

Form and Denomination	The notes have been issued in denominations of $1,000 and integral multiples thereof.

Trading	Prior to this offering, the notes have been eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages (“PORTAL”) system of the National Association of Securities Dealers, Inc. Notes sold by means of this prospectus will not remain eligible for trading on PORTAL. We do not intend to list the notes for trading on any national securities exchange.

NYSE Symbol for Common Stock	ADM

Shares of Common Stock Outstanding	As of August 24, 2007, there were 644,400,507 shares of our common stock outstanding.

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the notes.

RISK FACTORS
          Investing in the notes involves a high degree of risk. You should carefully consider the following risk factors and all other information contained or incorporated by reference in this prospectus before making an investment decision. The occurrence of any one or more of the following could materially adversely affect your investment in the notes or our business and operating results.
Risks Relating to the Notes
          The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.
          We have entered into convertible note hedge transactions with Citibank, N.A., Deutsche Bank AG, JPMorgan Chase Bank, National Association, and Merrill Lynch International, as described in our current report on Form 8-K filed with the SEC on February 22, 2007, which is incorporated herein by reference. We also entered into warrant transactions with Citibank, N.A., Deutsche Bank AG, JPMorgan Chase Bank, National Association, and Merrill Lynch International. Taken together these transactions are intended to reduce the potential dilution upon future conversions of the notes. We used approximately $299 million of the net proceeds of the offering to fund the cost of the convertible note hedge transactions. In connection with hedging these transactions, Citibank, N.A., Deutsche Bank AG, JPMorgan Chase Bank, National Association, and Merrill Lynch International:
•	entered into various over-the-counter derivative transactions with respect to our common stock, and purchased our common stock concurrently with and shortly after the pricing of the notes; and

•	may enter into, or may unwind, various over-the-counter derivatives and/or purchase or sell our common stock in secondary market transactions following the pricing of the notes (including during any conversion reference period related to a conversion of notes).
          Such activities could have the effect of increasing, or preventing a decline in, the price of our common stock concurrently with or following the pricing of the notes. Such effect is expected to be greater in the event we elect to settle converted notes entirely in cash. Citibank, N.A., Deutsche Bank AG, JPMorgan Chase Bank, National Association, and Merrill Lynch International are likely to modify their hedge positions from time to time prior to conversion or maturity of the notes or termination of the transactions by purchasing and selling shares of our common stock, our other securities, or other instruments they may wish to use in connection with such hedging. In particular, such hedging modification may occur during any conversion reference period for a conversion of notes, which may have a negative effect on the value of the consideration received in relation to the conversion of those notes. In addition, we intend to exercise options we hold under the convertible note hedge transactions whenever notes are converted. In order to unwind their hedge position with respect to those exercised options, Citibank, N.A., Deutsche Bank AG, JPMorgan Chase Bank, National Association, and Merrill Lynch International expect to sell shares of our common stock in secondary market transactions or unwind various over-the-counter derivative transactions with respect to our common stock during the conversion reference period for the converted notes.
          The effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock and the value of the notes and, as a result, the number of shares and value of the common stock you will receive upon the conversion of the notes.
          Fluctuations in the price of our common stock may prevent you from being able to convert the notes and may impact the price of the notes and make them more difficult to resell.
          The ability of holders of the notes to convert the notes is conditioned on the closing price of our common stock reaching a specified threshold or the occurrence of specified corporate transactions. If the closing price threshold for conversion of the notes is satisfied during a calendar quarter, holders may convert the notes only during the subsequent calendar quarter. If such closing price threshold is not satisfied and the other specified corporate events that would permit a holder to convert notes do not occur, holders would not be able to convert notes except during the one-month period prior to the stated maturity date.

          Because the notes are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes and could limit the amount of cash payable upon conversion of the notes. Holders who receive common stock upon conversion of the notes will also be subject to the risk of volatility and depressed prices of our common stock.
          The make-whole premium that may be payable upon a change in control may not adequately compensate you for the lost option time value of your notes as a result of such change in control.
          If you convert notes in connection with a change in control, we may be required to issue a make-whole premium by increasing the conversion rate applicable to your notes, as described under “Description of the Notes— Adjustment to Conversion Rate—Adjustment to Conversion Rate Upon a Change in Control.” While these increases in the applicable conversion rate are designed to compensate you for the lost option time value of your notes as a result of a change in control, such increases are only an approximation of such lost value and may not adequately compensate you for such loss. In addition, our obligation to deliver the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.
          Because your right to require repurchase of the notes is limited, the market prices of the notes may decline if we enter into a transaction that is not a change in control under the indenture.
          The term “change in control” is limited and may not include every event that might cause the market prices of the notes to decline or result in a downgrade of the credit rating of the notes. Our obligation to repurchase the notes upon a change in control may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of the Notes—Change in Control Permits Purchase of Notes by ADM at the Option of the Holder.”
          If you hold notes, you are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock.
          If you hold notes, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your notes and in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.
          You should consider the U.S. federal income tax consequences of owning the notes.
          The U.S. federal income tax treatment of the conversion of the notes into a combination of our common stock and cash is uncertain. You are urged to consult your tax advisors with respect to the U.S. federal income tax consequences resulting from the conversion of notes into a combination of cash and common stock. A discussion of the U.S. federal income tax consequences of ownership and disposition of the notes is contained in this prospectus under “Material United States Federal Income Tax Considerations.”
          You may have to pay taxes with respect to distributions on our common stock that you do not receive.
          The conversion rate of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, cash dividends and certain other actions by us that modify our capital structure. If, for example, the conversion rate is adjusted as a result of a distribution that is taxable to holders of our common stock, such as a cash dividend, you may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that you do not receive an actual distribution. In addition, holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding taxes

(including backup withholding taxes or withholding taxes for payments to foreign persons). If we pay withholding taxes on behalf of a holder, we may, at our option, set off such payments against payments of cash and common stock on the notes. See “Material United States Federal Income Tax Considerations —Consequences to U.S. Holders—Constructive Distributions” and “Material United States Federal Income Tax Considerations —Consequences to Non-U.S. Holders—Dividends and Constructive Distributions” for more details.
          We may not be able to raise the funds necessary to finance a change in control purchase.
          Upon the occurrence of a change in control, holders of notes may require us to purchase their notes. However, it is possible that we would not have sufficient funds at that time to make the required purchase of notes. In addition, certain significant corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change in control under the indenture. See “Description of the Notes—Change in Control Permits Purchase of Notes by ADM at the Option of the Holder.” The change in control purchase feature of the notes may delay or prevent an otherwise beneficial takeover attempt of our company.
          Provisions of our governing documents and Delaware law may delay or prevent an otherwise beneficial acquisition of our company.
          Our governing documents and Delaware law include certain anti-takeover protections. These protections may discourage a future acquisition of our company even if stockholders would receive an attractive value for their shares or if a significant number of our stockholders believed such transfer to be in their best interests. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate and Bylaws and Delaware Law.”
          An active trading market for the notes may not develop.
          In February 2007, we issued the notes to the initial purchasers in a private placement. The initial purchasers then sold the notes to qualified institutional buyers pursuant to the exemption from registration provided in Rule 144A under the Securities Act. The notes are a new issue of securities for which there is currently no public market. Any trading of the notes may be at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price and volatility in the price of our shares of common stock, our performance and other factors. In addition, we do not know whether an active trading market will develop for the notes. To the extent that an active trading market does not develop, the liquidity and trading prices for the notes may be adversely affected.
          We have no plans to list the notes on a securities exchange. The notes currently trade on NASDAQ’s screen-based automated trading system known as PORTAL. Notes sold by means of this prospectus will not remain eligible for trading on PORTAL. The initial purchasers are not obligated to make a market in the notes. Any market-making activity, if initiated, may be discontinued at any time, for any reason or for no reason, without notice. If the initial purchasers cease to act as the market makers for the notes, we cannot assure you another firm or person will make a market in the notes.
          The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. An active or liquid trading market for the notes may not develop.
USE OF PROCEEDS
          The selling securityholders will receive all of the proceeds from the sale under this prospectus of the notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales.

RATIO OF EARNINGS TO FIXED CHARGES
     Set forth below is the consolidated ratio of earnings to fixed charges for each of the periods presented.

Fiscal Year Ended June 30,
2003	2004	2005	2006	2007
2.54x	2.60x	4.75x	5.23x	6.71x
     The ratio of earnings to fixed charges is calculated as follows:

(earnings)

(fixed charges)
For purposes of calculating the ratios, earnings consist of:
•	pre-tax income from continuing operations before adjustment for minority interests in income from consolidated subsidiaries or income or loss from equity investees;

•	fixed charges;

•	amortization of capitalized interest;

•	distributed income of equity investees; and

•	our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges;

•	minus capitalized interest;

•	minus preference security dividend requirements of consolidated subsidiaries; and

•	minus the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.
For purposes of calculating the ratios, fixed charges consist of:
•	interest expensed and capitalized;

•	amortized premiums, discounts and capitalized expenses related to indebtedness;

•	an estimate of the interest portion of rental expense on operating leases; and

•	preference security dividend requirements of consolidated subsidiaries.
DESCRIPTION OF THE NOTES
          We have summarized the material provisions of the indenture and the notes below. The following summary does not purport to be a complete description of the notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the indenture. You may obtain a copy of the indenture upon request.
General
          The notes were issued under an indenture dated as of February 22, 2007 between us and The Bank of New York, as trustee. The notes were issued in the aggregate principal amount of $1,150,000,000.
          The notes are our general unsecured and senior obligations. The notes rank:
•	equal in right of payment to all of our other existing and future senior unsecured indebtedness;

•	senior in right of payment to all of our existing and future subordinated indebtedness; and

•	effectively subordinated in right of payment to all of our subsidiaries’ obligations (including secured and unsecured obligations) and subordinated in right of payment to our secured obligations, to the extent of the assets securing such obligations.

     The notes mature on February 15, 2014. The notes bear cash interest at the rate of 0.875% per year. Interest on the notes accrues from February 22, 2007, or from the most recent date to which interest has been paid or provided for. Interest will be payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2007, to holders of record at the close of business on the February 1 or the August 1 immediately preceding such interest payment date. Each payment of cash interest on the notes will include interest accrued for the period commencing on and including the immediately preceding interest payment date (or, if none, February 22, 2007) through the day before the applicable interest payment date or stated maturity date or earlier change in control purchase date, as the case may be. Interest will be calculated using a 360-day year composed of twelve 30-day months. Any payment required to be made on any day that is not a business day will be made on the next succeeding business day with the same force and effect as if made on the interest payment date, stated maturity date or change in control purchase date, as the case may be, and without any interest or other payment with respect to the delay. A “business day” is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. Interest will cease to accrue on a note upon its stated maturity, conversion (except as provided in the indenture) or purchase by us at the option of a holder. The notes will be payable at the principal corporate trust office of the paying agent, which will initially be an office or agency of the trustee, or an agency or office maintained by us for such purpose in The City of New York.
     Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.
     We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement.
     In connection with the offering of the notes, we entered into separate convertible note hedge and warrant transactions. For further discussion of these transactions, see our current report on Form 8-K filed with the SEC on February 22, 2007, which is incorporated herein by reference.
Conversion Rights
     General
     Holders may convert their notes prior to maturity based on an initial conversion rate of 22.8343 shares of our common stock per $1,000 principal amount of notes (equivalent to an initial conversion price (as defined below) of approximately $43.79 per share), only if the conditions for conversion described below are satisfied. Except as set forth below under “—Exchange in Lieu of Conversion,” holders who convert will receive cash and, at our option as described below, shares of our common stock. The conversion rate will be subject to adjustment as described in “—Adjustment to Conversion Rate” below. A note for which a holder has delivered a change in control purchase notice, as described below, requiring us to purchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.
     The “conversion price” per share of common stock as of any day will equal the result obtained by dividing $1,000 by the then applicable conversion rate (as defined below).
     The “applicable conversion rate” means, on any trading day (as defined below), the conversion rate on such trading day; provided, however, that for purposes of determining the conversion value, the “applicable conversion rate” shall mean the conversion rate on the conversion date (as defined below).
     The “conversion date” with respect to a note means the date on which the holder of the note has complied with all requirements under the indenture to convert such note.
     Rather than receiving shares of our common stock upon conversion of any note, a holder will receive, for each $1,000 principal amount of notes surrendered for conversion:

•	cash in an amount equal to the lesser of (1) $1,000 and (2) the conversion value, as defined below (the “required cash amount”); and

•	if the conversion value is greater than $1,000, a number of shares of our common stock (the “remaining shares”) equal to the sum of the daily share amounts (as defined below) for each of the 15 consecutive trading days in the conversion reference period (as defined below), appropriately adjusted to reflect stock splits, stock dividends, combinations or similar events occurring during the conversion reference period, subject to our right to deliver cash in lieu of all or a portion of such remaining shares as described below.
     “Conversion value” means the product of (1) the applicable conversion rate multiplied by (2) the average of the volume weighted average price (as defined below) per share of our common stock on each of the trading days during the conversion reference period.
     The “daily share amounts” means, for each trading day of the conversion reference period and each $1,000 principal amount of notes surrendered for conversion, a number of shares (but in no event less than zero) determined by the following formula:
(				)
	volume weighted average price per share for such trading day	X	conversion rate in effect on such trading day		-	$1,000

volume weighted average price per share for such trading day x 15
          The “volume weighted average price” per share of our common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page ADM.N <equity> VAP in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of our common stock on such day as determined by a nationally recognized independent investment banking firm retained for this purpose by us.
          A “trading day” is any day on which (i) there is no market disruption event (as defined below) and (ii) the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, the principal national securities exchange on which our common stock is listed, is open for trading or, if the common stock is not so listed, admitted for trading or quoted, any business day. A trading day only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.
          A “market disruption event” means the occurrence or existence for more than one half-hour period in the aggregate on any scheduled trading day for our common stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the principal national securities exchange on which our common stock is listed or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.
          The “conversion reference period” means:
•	for notes that are converted during the period beginning on the 30th day prior to the stated maturity date of the notes, the 15 consecutive trading days beginning on and including the 17th scheduled trading day prior to the stated maturity date; and

•	in all other instances, the 15 consecutive trading days beginning on the third trading day following the conversion date.
          “Scheduled trading day” means a day that is scheduled to be a trading day on the primary United States national securities exchange or market on which our common stock is listed or admitted to trading.
          On any day prior to the first trading day of the applicable conversion reference period, we may specify a percentage of the daily share amounts that will be settled in cash (the “cash percentage”) and we will notify you of such cash percentage by notifying the trustee (the “cash percentage notice”) who will forward such notice to you. If we elect to specify a cash percentage, the amount of cash that we will deliver in respect of each trading day in the applicable conversion reference period will equal the product of: (1) the cash percentage, (2) the daily share amount for such trading day and (3) the volume weighted average price of our common stock for such trading day (provided that after the consummation of a change in control (as defined below) in which the consideration is comprised entirely of cash, the amount used in this clause (3) will be the cash price per share received by holders of our common stock in such change in control). The number of shares deliverable in respect of each trading day in the applicable conversion reference period will be a percentage of the daily share amount equal to 100% minus the cash percentage. If we do not specify a cash percentage by the start of the applicable conversion reference period, we must settle 100% of the daily share amount for each trading day in the applicable conversion reference period with shares of our common stock; provided, however, that we will pay cash in lieu of fractional shares as described below. We may, at our option, revoke any cash percentage notice by notifying the trustee provided that we revoke such notice prior to the start of the applicable conversion reference period.
          The cash and any shares of our common stock due upon conversion of the notes will be delivered through the conversion agent as promptly as practicable following the end of the conversion reference period applicable to the notes being converted.
          A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the arithmetic average of the volume weighted average price of our common stock for each of the 15 consecutive trading days of the conversion reference period.
          The ability to surrender notes for conversion will expire at the close of business on the business day immediately preceding the stated maturity date.
          Upon determining that the holders are entitled to convert their notes in accordance with the provisions described below, we will promptly (1) issue a press release and use our reasonable efforts to post such information on our website or otherwise publicly disclose this information or (2) provide notice to the holders of the notes in a manner contemplated by the indenture, including through the facilities of DTC.
Conversion Based on Common Stock Price
          Holders may surrender notes for conversion in any calendar quarter commencing at any time after March 31, 2007, and only during such calendar quarter, if the closing price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 140% of the conversion price per share of common stock on the last day of such preceding calendar quarter, which we refer to as the “conversion trigger price.”
          The conversion trigger price immediately following issuance of the notes is $61.31, which is 140% of the initial conversion price per share of common stock. The foregoing conversion trigger price assumes that no events have occurred that would require an adjustment to the conversion rate.
          We will determine at the beginning of each calendar quarter commencing at any time after March 31, 2007 whether the notes are convertible as a result of the price of our common stock and notify the conversion agent and the trustee.
Conversion Based on Trading Price
          Prior to the stated maturity date or earlier change in control purchase date, holders may surrender their notes for conversion during the five consecutive business days immediately after any five consecutive trading day period (the “note measurement period”) in which the average trading price (calculated using the trading price for each of the days in the note measurement period) per $1,000 principal amount of the notes, as determined following a request by a holder of notes in accordance with the procedures described below, was equal to or less than 98% of the average conversion value of the notes during the note measurement period. We refer to this condition as the ‘‘trading price condition.’’

          For the purpose of this trading price condition, the conversion value per $1,000 principal amount of notes on a trading day is the product of the closing price per share of our common stock and the conversion rate of the notes in effect on that trading day.
          Except as described below, the “trading price” of the notes on any day means the average secondary market bid quotations obtained by the bid solicitation agent for $5.0 million principal amount of notes at approximately 4:00 p.m., New York City time, on such day from three independent nationally recognized securities dealers we select. However, if the bid solicitation agent can reasonably obtain only two such bids, then the average of the two bids will instead be used, and if the bid solicitation agent can reasonably obtain only one such bid, then that one bid will be used. Even still, if on a given day:
•	the bid solicitation agent cannot reasonably obtain at least one bid for $5.0 million principal amount of notes from an independent nationally recognized securities dealer; or

•	in our reasonable, good faith judgment, the bid quotation or quotations that the bid solicitation agent has obtained are not indicative of the secondary market value of the notes, then the trading price per $1,000 principal amount of the notes will be deemed to be equal to 98% of the product of the closing price of our common stock on that day and the conversion rate in effect on that day.
          The bid solicitation agent will have no obligation to determine the trading price of the notes unless we have requested it to do so, and we will have no obligation to make such request unless a holder of at least $5.0 million aggregate principal amount of notes provides us with reasonable evidence that the trading price per $1,000 principal amount of the notes would be equal to or less than 98% of the conversion value of the notes.
          At such time, we will instruct the bid solicitation agent to determine the trading price of the notes for each of the next five trading days and on each following trading day until the trading price condition is no longer satisfied.
Conversion Upon Occurrence of Specified Corporate Transactions
          If we elect to distribute to all holders of our common stock:
•	certain rights or warrants entitling them to subscribe for or purchase, for a period expiring within 60 days of the record date for such distribution, our common stock at less than the average of the closing prices for the five consecutive trading days ending on the date immediately preceding the first public announcement of the distribution; or

•	cash, debt securities (or other evidence of indebtedness) or other assets (excluding dividends or distributions described in clauses (1) and (2) under “—Adjustment to Conversion Rate”), which distribution, together with all other distributions within the preceding 12 months, has a per share value exceeding 15% of the average of the closing prices for the five consecutive trading days ending on the date immediately preceding the first public announcement of the distribution, we must notify the holders of the notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not convertible at that time. No adjustment to the ability of the holders to convert will be made if the holders are entitled to participate in the distribution without conversion.
          In addition, if we are a party to a change in control or a consolidation, merger, binding share exchange, transfer or lease of all or substantially all of our assets, pursuant to which our common stock would be converted into cash, securities or other assets, the notes may be surrendered for conversion at any time from or after the date which is 15 days prior to the anticipated effective time of the transaction until 35 days after the actual date of such transaction or, if such transaction is a change in control, until the change in control purchase date (as defined below). After the effective time of the transaction, settlement of the conversion value will be based on the kind and amount of cash, securities or other assets of ADM or another person that a holder of our common stock received in the transaction; provided that, for the avoidance of doubt, the conversion value will be paid in cash and, at our election, cash, securities or a combination of cash and securities in accordance with the applicable procedures set forth above under “—Conversion Rights—General.” In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such transaction, then from and after the effective date of such transaction, the notes shall be convertible into the consideration that a majority of the holders of our common stock who made such an election received in such transaction. We will notify the holders, the trustee and the conversion agent as promptly as practicable following the date we publicly announce such transaction but in no event less than 15 days prior to the anticipated effective date of such transaction.
          In the case of a change in control, (i) the conversion rate will be adjusted as set forth below under “—Adjustment to Conversion Rate—Adjustment to Conversion Rate Upon a Change in Control” and (ii) the holder can require us to purchase all or a portion of its notes as described under “—Change in Control Permits Purchase of Notes by ADM at the Option of the Holder.”
Conversion During Month Prior to Stated Maturity
          Notwithstanding anything herein to the contrary, holders may surrender the notes for conversion at any time on or after January 15, 2014 until the close of business on the business day immediately preceding the stated maturity date.
Conversion Procedures
          To convert a note represented by a global security, a holder must convert by book-entry transfer to the conversion agent (which will initially be the trustee) through the facilities of DTC.
          To convert a note that is represented by a certificated security (as defined below), a holder must:
•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsement and transfer documents; and

•	if required, pay all transfer or similar taxes.
          On conversion of a note, a holder will not receive, except as described below, any cash payment representing accrued interest. Instead, accrued interest will be deemed paid by the cash and/or shares of common stock received by the holder on conversion. Delivery to the holder of such cash and/or shares will thus be deemed:
•	to satisfy our obligation to pay the principal amount of a note; and

•	to satisfy our obligation to pay accrued and unpaid interest.
          As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited. Holders of notes surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date will receive the semi-annual interest payable on such notes on the corresponding interest payment date notwithstanding the conversion, and such notes upon surrender must be accompanied by funds equal to the amount of such payment; provided that no such payment need be made:
•	in connection with any conversion following the regular record date immediately preceding the final interest payment date;

•	if we have specified a change in control purchase date that is after a record date and on or prior to the corresponding interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.
We will not be required to convert any notes that are surrendered for conversion without payment of interest as required by this paragraph.
Exchange in Lieu of Conversion
          When a holder surrenders notes for conversion, we may direct the conversion agent to surrender, on or prior to the commencement of the conversion reference period, such notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, the designated institution must agree to deliver, in exchange for such notes, all cash or a combination of cash and shares of our common stock equal to the consideration due upon conversion, as determined above under “—Conversion Rights— General,” at the option of the designated financial institution. By the close of business on the trading day immediately preceding the start of the conversion reference period, we will notify the holder surrendering notes for conversion that we have directed the designated financial institution to make an exchange in lieu of conversion and such financial institution will be required to notify the conversion agent whether it will deliver, upon exchange, cash or a combination of cash and shares of common stock.
          If the designated institution accepts any such notes, it will deliver the appropriate number of shares of our common stock or cash, or any combination thereof, to the conversion agent and the conversion agent will deliver those shares or cash, or combination thereof, as the case may be, to you. Any notes exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any notes for exchange but does not timely deliver the related consideration, or if such designated financial institution does not accept the notes for exchange, we will, as promptly as practical thereafter, but not later than the third business day following determination of the conversion value, convert the notes into cash and shares, if any, of our common stock, as described above under “—Conversion Rights—General.”
          Our designation of an institution to which the notes may be submitted for exchange does not require the institution to accept any notes. We will not pay any consideration to, or otherwise enter into any agreement with, the designated institution for or with respect to such designation.
Adjustment to Conversion Rate
          General
          The conversion rate on the notes will be adjusted for:
     (1) dividends or distributions on shares of our common stock payable in shares of common stock or other capital stock of ours;
     (2) subdivisions, combinations or certain reclassifications of shares of our common stock;
     (3) distributions to all holders of shares of our common stock of certain rights to purchase shares of our common stock for a period expiring within 60 days after the record date for such distribution at less than the average of the closing prices for the five consecutive trading days immediately preceding the first public announcement of the distribution;
     (4) distributions to all holders of shares of our common stock of our assets (including shares of any subsidiary or business unit of ours) or debt securities or certain rights to purchase our securities (excluding dividends or distributions specified above, rights specified above and cash dividends or other cash distributions);

     (5) cash dividends or other cash distributions to all or substantially all holders of our common stock, other than (a) any quarterly cash dividend on our common stock to the extent that such dividend equals $0.115 per share of our common stock, as adjusted in the manner specified below (the “dividend threshold amount”), (b) any cash that is distributed as part of a distribution referred to in clause (4) above, (c) any dividend or distribution in connection with our liquidation, dissolution or winding-up, and (d) distributions described in clause (6) below; and
     (6) distributions of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceed the closing price of our common stock on the trading day following the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.
          In the event we elect to make a distribution described in clause (3) or (4) of the preceding paragraph which, in the case of (4), has a per share value equal to more than 15% of the closing price of shares of our common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 20 days prior to the ex-dividend date for such distribution. In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 15 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.
          Subject to the provisions of the indenture, if we distribute cash in accordance with clause (5) above, then we will adjust the conversion rate based on the following formula:

where,

CR1 =	the conversion rate in effect on and after the ex-dividend date for such distribution;

CR0 =	the conversion rate in effect immediately prior to the ex-dividend date for such distribution;

SP0 =	the average of the closing prices of our common stock over the 15 consecutive trading day period ending on the business day immediately preceding the ex-dividend date for such distribution;

T =	the dividend threshold amount, which shall initially be $0.115 per quarter (appropriately adjusted to reflect stock splits, stock dividends, combinations and similar events), as adjusted to account for any change in the frequency of payment of our regular dividend; provided that the dividend threshold amount shall be deemed to be zero if the dividend is not a regularly scheduled dividend; and

C =	the amount in cash per share that we distribute to holders of our common stock.
          If we fail to pay a cash dividend or distribution for a period in which a regularly scheduled quarterly dividend has previously been paid in accordance with past practice, the conversion rate shall be adjusted using the formula set forth above, with the ex-dividend date being deemed to be the second to last trading day in the second month of the calendar quarter in question, and “C” being deemed to be zero.
          To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of the capital stock, evidences of indebtedness or assets as described in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

          No adjustment to the conversion rate will be made if holders of the notes will participate in the transaction without conversion or in certain other cases.
          In the event of an adjustment of a conversion rate the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend.
          If we make a distribution to holders of our common stock and the applicable conversion rate is increased, this increase may be deemed to be the receipt of taxable income by holders of the notes and may result in withholding taxes for holders (including backup withholding taxes or withholding taxes on payments to foreign persons). Because this deemed income would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a holder, we may, at our option, set-off such payments against payments of cash and common stock on the notes. See the discussions under the headings “Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Distributions,” “Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Constructive Distributions” and “Material United States Federal Income Tax Considerations—Consequences to Non-U.S. Holders—Dividends and Constructive Distributions” for more details.
          Notwithstanding anything in this section “—Adjustment to Conversion Rate” to the contrary, we will not be required to adjust the conversion rate unless the adjustment would result in a change of at least 1% of the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and take them into account when determining subsequent adjustments. In addition, we will make any carry forward adjustments not otherwise effected upon conversion of the notes, upon required purchases of the notes in connection with a change in control and five business days prior to the stated maturity of the notes.
          Except as set forth in this section “—Adjustment to Conversion Rate,” the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase our common stock or any such security or for any other event.
          The conversion rate on the notes will not be adjusted for accrued interest. For a discussion of the tax treatment of a holder receiving cash or cash and shares of our common stock upon surrendering notes for conversion, see “Material United States Federal Income Tax Considerations.”
          Notwithstanding anything in this section “—Adjustment to Conversion Rate” to the contrary, the conversion rate shall not exceed 27.9720 per $1,000 principal amount of the notes, other than as a result of proportional adjustments to the conversion rate in the manner set forth in clauses (1) through (4) above.
          Adjustment to Conversion Rate Upon a Change in Control
          If a change in control occurs and a holder elects to convert its notes in connection with such change in control, we will increase the applicable conversion rate for the notes surrendered for conversion by a number of additional shares of our common stock (the “make-whole shares”), as described below. A conversion of notes will be deemed for these purposes to be “in connection with” such a change in control transaction if the notice of conversion of the notes is received by the conversion agent from and including the effective date of the change in control up to and including the trading day prior to the related change in control purchase date.
          The number of make-whole shares will be determined by reference to the table below and is based on the date on which such change in control transaction becomes effective (the “change in control effective date”) and the price (the “stock price”) paid per share of common stock in such transaction. If the holders of our common stock receive only cash in the change in control transaction, the stock price shall be the cash amount paid per share of common stock. Otherwise, the stock price shall be the average of the closing prices of our common stock on the 15 consecutive trading days up to but excluding the change in control effective date.
          The stock prices set forth in the first column of the table will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the applicable conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the applicable conversion rate as so adjusted. In addition, the number of make-whole shares will be subject to adjustment in the same manner as the applicable conversion rate as set forth above under “—Adjustment to Conversion Rate—General.”
          The following table sets forth the stock price and number of make-whole shares of our common stock to be received per $1,000 principal amount of notes:

	Effective Date
Stock Price on	February 22,	February 15,	February 15,	February 15,	February 15,	February 15,	February 15,	February 15,
Effective Date	2007	2008	2009	2010	2011	2012	2013	2014
$35.75	5.1377	5.1377	5.1377	5.1377	5.1377	5.1377	5.1377	5.1377
$37.50	4.5937	4.7056	4.7896	4.8296	4.7941	4.6410	4.2890	3.8324
$40.00	3.9353	4.0041	4.0409	4.0285	3.9335	3.7086	3.2436	2.1657
$45.00	2.9373	2.9458	2.9188	2.8394	2.6743	2.3744	1.8167	0.0000
$50.00	2.2349	2.2079	2.1453	2.0327	1.8402	1.5267	0.9936	0.0000
$55.00	1.7291	1.6817	1.6012	1.4755	1.2806	0.9862	0.5332	0.0000
$60.00	1.3575	1.2992	1.2114	1.0846	0.9003	0.6401	0.2816	0.0000
$65.00	1.0795	1.0165	0.9278	0.8065	0.6392	0.4180	0.1465	0.0000
$70.00	0.8683	0.8045	0.7186	0.6061	0.4579	0.2741	0.0741	0.0000
$75.00	0.7061	0.6432	0.5623	0.4602	0.3307	0.1804	0.0369	0.0000
$100.00	0.2838	0.2387	0.1867	0.1303	0.0701	0.0252	0.0027	0.0000
$150.00	0.0736	0.0544	0.0368	0.0214	0.0096	0.0029	0.0009	0.0000
          The exact stock prices and effective dates may not be set forth in the above table, in which case:
•	if the stock price is between two stock price amounts in the table or the effective date is between two dates in the table, the make-whole shares issued upon conversion of the notes will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $150.00 per share of common stock (subject to adjustment), no make-whole shares will be issued upon conversion of the notes; and

•	if the stock price is less than $35.75 per share of common stock (subject to adjustment), no make-whole shares will be issued upon conversion of the notes.
     Our obligation to deliver the make-whole shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.
     The adjustments described in this section are subject to the limitations described above under “—Adjustment to Conversion Rate—General.”
Change in Control Permits Purchase of Notes by ADM at the Option of the Holder
          In the event of any change in control, each holder will have the right, at the holder’s option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder’s notes in integral multiples of $1,000 principal amount at a price (the “change in control purchase price”) equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the change in control purchase date unless the change in control purchase date is after a regular record date and on or prior to the interest payment date to which it relates, in which case interest accrued to the interest payment date will be paid to holders of the notes as of the preceding record date. Upon a valid exercise of such an option, we will be required to purchase the notes as of the date that is no later than 35 business days after the occurrence of such change in control (a “change in control purchase date”).
          As promptly as practicable following the date we publicly announce such transaction but in no event less than 15 days prior to the anticipated effective date of a change in control, we are obligated to mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar, a notice regarding the change in control, which notice shall state, among other things, as applicable:

•	the events causing a change in control;

•	the date of such change in control;

•	the last date on which the purchase right may be exercised;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•	that notes with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.
          To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the change in control purchase date. The required purchase notice upon a change in control shall state:
•	if certificated notes have been issued, the certificate number of the notes (if your notes are not certificated, your notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that we are to purchase such notes pursuant to the applicable provisions of the notes.
          A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal shall state:
•	the principal amount being withdrawn;

•	the certificate numbers of the notes being withdrawn (if your notes are not certificated, your notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, of the notes that remain subject to a change in control purchase notice.
          Our obligation to pay the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with all necessary endorsements and compliance by the holder with all DTC procedures, as applicable, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price for such note will be made on the third business day following the later of the change in control purchase date or the time of delivery of such note.
          If the paying agent holds money sufficient to pay the change in control purchase price of the note on the third business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, interest on such note will cease to accrue, whether or not the note is delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the note.

          A “change in control” means the following events:
•	any person or group, other than ADM, its subsidiaries or any employee benefit plan of ADM or its subsidiaries, files a Schedule 13D (or any successor schedule, form or report) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), disclosing that such person has become the beneficial owner of 50% or more of the voting power of our common stock then outstanding or other capital stock into which our common stock is reclassified or changed, with certain exceptions; or

•	ADM consolidates with or merges with or into another person (other than a subsidiary of ADM), or sells, conveys, transfers or leases all or substantially all of its properties and assets to any person (other than a subsidiary of ADM), or any person (other than a subsidiary of ADM) consolidates with or merges with or into ADM, and the outstanding voting common stock of ADM is reclassified into, converted for or converted into the right to receive any property or security, provided that none of these circumstances will be a change in control if the persons that beneficially own the voting stock of ADM immediately prior to the transaction own, directly or indirectly, shares with a majority of the total voting power of all outstanding voting securities of the surviving or transferee person that are entitled to vote generally in the election of that person’s board of directors, managers or trustees immediately after the transaction.
          For purposes of defining a change in control:
•	the term “person” and the term “group” have the meanings given by Section 13(d) and 14(d) of the Exchange Act or any successor provisions;

•	the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision; and

•	the term “beneficial owner” is determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act or any successor provisions, except that a person will be deemed to have beneficial ownership of all shares that person has the right to acquire irrespective of whether that right is exercisable immediately or only after the passage of time.
          Notwithstanding the foregoing, it will not constitute a change in control if at least 90% of the consideration for our common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights and cash payment of the required cash payment, if any) in the transaction or transactions constituting the change in control consists of common stock traded on a United States national securities exchange, or which will be so traded when issued or exchanged in connection with the change in control, and as a result of such transaction or transactions the notes become convertible solely into such common stock.
          In connection with any purchase offer in the event of a change in control, to the extent required by applicable law, we will:
•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	otherwise comply with all federal and state securities laws as necessary under the indenture to effect a change in control purchase of notes by us at the option of a holder.
     We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the notes, but that would increase the amount of our outstanding indebtedness or the outstanding indebtedness of our subsidiaries. No notes may be purchased by us at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes.

Events of Default
          “Event of default,” when used in the indenture, means any of the following:
•	failure to pay interest on any notes for 30 days after the payment is due;

•	failure to pay the principal of, or any premium on, or the change in control purchase price with respect to any notes when due;

•	failure to perform any other covenant in the indenture for 90 days after written notice of the failure to perform in the manner specified in the indenture has been given to us;

•	default in respect of any indebtedness for money borrowed by us or any consolidated subsidiary, or under any mortgage, indenture or instrument under which such indebtedness is issued or secured, which default results in the acceleration of indebtedness with an aggregate outstanding principal amount in excess of $50,000,000, unless the acceleration is rescinded, or such debt is paid or waived within 10 days after written notice of the default has been given to us in the manner specified in the indenture; or

•	certain events in bankruptcy, insolvency or reorganization.
          If an event of default occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the entire principal of all the notes to be due and payable immediately, except that, if the event of default is caused by certain events in bankruptcy, insolvency or reorganization, the entire principal of all of the notes will become due and payable immediately without any act on the part of the trustee or holders of the notes. If such a declaration occurs, the holders of a majority of the aggregate principal amount of the outstanding notes can, subject to conditions, rescind the declaration.
          The indenture requires us to file an officers’ certificate with the trustee each year that states, to the knowledge of the certifying officers, that no defaults exist under the terms of the indenture. The trustee may withhold notice to the holders of notes of any default, except defaults in the payment of principal or interest, if it considers the withholding of notice to be in the best interests of the holders. For purposes of this paragraph, “default” means any event which is, or after notice or lapse of time or both would become, an event of default under the indenture with respect to the notes.
          Other than its duties in the case of an event of default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders of notes, unless the holders offer the trustee indemnification satisfactory to it. If satisfactory indemnification is provided, then, subject to other rights of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes of any series may, with respect to the notes, direct the time, method and place of:
•	conducting any proceeding for any remedy available to the trustee; or

•	exercising any trust or power conferred upon the trustee.
          The holder of a note will have the right to begin any proceeding with respect to the indenture or for any remedy only if:
•	the holder has previously given the trustee written notice of a continuing event of default with respect to the notes;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes have made a written request to the trustee to begin such proceeding;

•	the holder has offered to the trustee indemnification satisfactory to it;

•	the trustee has not started such proceeding within 60 days after receiving the request; and

•	the trustee has not received directions inconsistent with such request from the holders of a majority in aggregate principal amount of the outstanding notes during those 60 days.
          However, the holder of any notes will have an absolute right to receive payment of principal of, and any premium and interest on, the notes when due and to institute suit to enforce this payment.
Restrictions on Mergers and Sales of Assets
          The indenture generally permits a consolidation or merger between us and another entity. It also permits the sale, transfer or lease by us of our property and assets substantially as an entirety. These transactions are permitted so long as:
•	the resulting or acquiring entity, if other than us, is organized and existing under the laws of a United States jurisdiction and assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the notes and performance of the covenants in the indenture;

•	immediately after the transaction, and giving effect to the transaction, no event of default under the indenture exists; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the transaction and, if a supplemental indenture is required in connection with the transaction, the supplemental indenture comply with the indenture and that all conditions precedent to the transaction contained in the indenture have been satisfied.
          If we consolidate or merge with or into any other entity or sell or lease our assets substantially as an entirety according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, such successor entity may exercise our rights and powers under the indenture, in our name and, except in the case of a lease, we will be released from all our liabilities and obligations under the indenture and under the notes.
          Notwithstanding the foregoing provisions, we may transfer our property and assets substantially as an entirety to another corporation if, immediately after giving effect to the transfer, such corporation is our wholly-owned subsidiary.
Modification and Waiver
          Under the indenture, certain of our rights and obligations and certain of the rights of the holders of the notes may be modified or amended with the consent of the holders of a majority of the total principal amount of the outstanding notes. However, the following modifications and amendments will not be effective against any affected holder without its consent:
•	a change in the stated maturity date or any date of any payment of interest (including any additional interest);

•	a change in the principal amount of, change in control purchase price with respect to, or any premium or interest (including additional interest) payable on, any notes;

•	a change that adversely affects the rights of a holder to convert any note;

•	a change that adversely affects the rights of a holder to require us to purchase a note;

•	a change in the place of payment where, or the currency in which, any payment on the notes is payable;

•	an impairment of a holder’s right to sue us for the enforcement of payments due on the notes or enforcement of conversion of the notes; or

•	a reduction in the percentage of outstanding notes required to consent to a modification or amendment of the indenture or required to consent to a waiver of compliance with certain provisions of the indenture or certain defaults under the indenture.
          Under the indenture, the holders of at least a majority of the total principal amount of the outstanding notes may waive compliance by us with certain restrictive provisions of the indenture, on behalf of all holders of all notes.
          Under the indenture, the holders of at least a majority of the total principal amount of the outstanding notes may, on behalf of all holders of such series of debt securities, waive any past default under the indenture, except:
•	a default in the payment of the principal of, or any premium or interest on, any notes; or

•	a default under any provision of the indenture which itself cannot be modified or amended without the consent of the holders of each outstanding note.
Discharge of the Indenture
          We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee or the paying agent after the notes have become due and payable, whether at stated maturity or a change in control purchase date, cash sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us.
Calculations in Respect of Notes
          We are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, the conversion value, the conversion date, the volume weighted average price, the conversion reference period, the trading prices of the notes, the closing price, the conversion price, the required cash amount, the applicable conversion rate and the number of shares of common stock, if any, to be issued upon conversion of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on the holders of notes, the trustee and the conversion agent. We will provide a schedule of our calculations to the trustee and the conversion agent, and the trustee and the conversion agent are entitled to rely upon the accuracy of our calculations without independent verification.
Governing Law
          The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.
Information Concerning the Trustee
          The Bank of New York is the trustee under the indenture. From time to time, we maintain deposit accounts and conduct other banking transactions with the trustee in the ordinary course of business. The Bank of New York also serves as trustee for certain of our other senior unsecured debt obligations.
Global Notes; Book-Entry; Form
          We initially issued the notes in the form of global securities. The global securities were deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, each global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You will hold your beneficial interests in the global securities directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in the limited circumstances described below.

          DTC has advised us that it is:
•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.
          DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.
          We expect that pursuant to procedures established by DTC upon the deposit of the global securities with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global securities to the accounts of participants. The accounts to be credited shall be designated by the initial purchasers. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants.
          The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer or pledge beneficial interests in the global securities.
          Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion. So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC.
          Except as set forth below, as an owner of a beneficial interest in a global security, you will not be entitled to have the notes represented by a global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under a global security. We understand that under existing industry practice, if an owner of a beneficial interest in a global security desires to take action that DTC, as the holder of the global securities, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.
          We will make payments of principal of, premium, if any, and interest (including any additional interest) on the notes represented by the global securities registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global securities. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global securities or for maintaining, supervising or reviewing any records relating to such beneficial interests.

          We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including additional interest) of a global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global securities as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in a global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global securities for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global securities owning through such participants.
          Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.
          DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the applicable global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global securities or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global securities for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth under applicable securities laws. Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.
Registration Rights
          We have entered into a registration rights agreement with the initial purchasers. Pursuant to the registration rights agreement, we agreed to file, at our expense, with the SEC, subject to certain conditions set forth below, a shelf registration statement on such form as we deem appropriate covering resales by holders of all notes and the common stock issuable upon conversion of the notes. We filed the shelf registration statement of which this prospectus is a part pursuant to such registration rights agreement. We will use our reasonable efforts to keep the shelf registration statement effective until February 22, 2009 or until the earlier of (1) the sale or transfer pursuant to the shelf registration statement of the notes and the common stock issuable upon conversion of the notes, and (2) the date when holders, other than holders that are our “affiliates,” of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise.
          Upon receipt of a completed selling securityholder questionnaire (a form of which is available upon request to ADM), together with such other information as we may reasonably request from a holder of such notes, we will use our reasonable efforts to file such amendments to the shelf registration statement or supplements to this prospectus as are necessary to permit such holder to deliver this prospectus to purchasers of the notes, subject to our right to suspend the use of the prospectus as discussed below; provided, however, that we will not be required to file an amendment or supplement until we have received questionnaires with respect to at least $100 million aggregate principal amount of notes; provided, further, however, that we will not be required to file an amendment or supplement more than one time in any calendar quarter for all such holders. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling securityholder in this prospectus and therefore will not be permitted to sell any notes pursuant to the shelf registration statement.
          We will be permitted to suspend the use of the prospectus that is part of the shelf registration statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 90 consecutive days or an aggregate of 180 days in any 12-month period. We need not specify the nature of the event giving rise to a suspension in any notice of a suspension provided to the holders.

          This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all of the provisions of the registration rights agreement filed as an exhibit to our current report on Form 8-K filed with the SEC on February 22, 2007, which is incorporated herein by reference.
DESCRIPTION OF CAPITAL STOCK
General
          The following description of our capital stock is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are incorporated by reference in a registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law. Under our certificate of incorporation, we are authorized to issue up to 1,000,000,000 shares of common stock without par value and 500,000 shares of preferred stock without par value. As of August 24, 2007, there were 644,400,507 shares of our common stock outstanding.
Voting Rights
          Each holder of our common stock is entitled to one vote per share on all matters to be voted upon by the stockholders.
Dividends
          Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose.
Rights Upon Liquidation
          In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Preemptive or Conversion Rights
          The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.
Preferred Stock
          The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate certain rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:
•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control of our company without further action by the stockholders.
          No shares of preferred stock are outstanding, and we have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Our Certificate and Bylaws and Delaware Law
          Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:
•	acquisition of our company by means of a tender offer;

•	acquisition of our company by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.
          These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of our company to first negotiate with our board. We believe that these provisions give our board the flexibility to exercise its fiduciary duties in a manner consistent with the interests of our stockholders.
          •      Stockholder Meetings. Under our bylaws, the board of directors, the chairman of the board, the president or the executive committee of the board may call special meetings of stockholders. Only stockholders owning a majority of our outstanding capital stock may request the secretary to call a special meeting.
          •      Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.
          •      Delaware Law. We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
          •      Certain Requirements for Stockholder Action by Written Consent. Our certificate of incorporation provides that certain procedures, including notifying the board of directors and awaiting a record date, must be followed for stockholders to act by written consent without a meeting.
          •      No Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.
          •      Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.
Transfer Agent and Registrar
          The transfer agent and registrar for our common stock is Hickory Point Bank & Trust, fsb.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
          The following is a summary of certain material U.S. federal income tax considerations of the purchase, ownership and disposition of notes and the shares of common stock into which the notes may be converted but is not a complete analysis of all potential tax consequences relating thereto. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, administrative rulings and judicial decisions in effect as of the date hereof, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service, or the IRS, so as to result in U.S. federal income tax consequences different from those discussed below. This summary deals only with a note or share of common stock held as a capital asset. This summary does not address all aspects of U.S. federal income taxes and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:
•	tax consequences to holders who may be subject to special tax treatment, including dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies or traders in securities that elect to use a mark-to-market method of accounting for their securities;

•	tax consequences to persons holding notes or common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	tax consequences to U.S. Holders (as defined below) of notes or shares of common stock whose “functional currency” is not the U.S. dollar;

•	tax consequences to investors in pass-through entities;

•	alternative minimum tax consequences, if any;

•	any state, local or foreign tax consequences; and

•	estate or gift tax consequences, if any.
          If a partnership holds notes or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the notes or shares of common stock, you should consult your tax advisors.
          If you are considering the purchase of notes, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.
          As used herein, the term “U.S. Holder” means a beneficial owner of notes or shares of common stock received upon conversion of the notes that is, for U.S. federal income tax purposes:
•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

          A “Non-U.S. Holder” is a beneficial owner (other than a partnership) of notes or shares of common stock received upon conversion of the notes that is not a U.S. Holder. Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax or, in certain circumstances, individuals who are U.S. expatriates. Consequently, Non-U.S. Holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.
Consequences to U.S. Holders
          Payment of Interest
          Interest on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of accounting for U.S. federal income tax purposes.
          Additional Interest
          We may be required to pay additional interest to a U.S. Holder in certain circumstances described above under the heading “Description of the Notes—Registration Rights.” We believe (and the rest of this discussion assumes) there is only a remote possibility that we will be obligated to make any such additional payments on the notes, and the notes therefore will not be treated as contingent payment debt instruments. Assuming our position is respected, any such additional interest would generally be taxable to a U.S. Holder at the time such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.
          Our determination that the notes are not contingent payment debt instruments is not binding on the IRS. If the IRS were to successfully challenge our determination and the notes were treated as contingent payment debt instruments, U.S. Holders would be required, among other things, to accrue interest income (regardless of the holder’s method of accounting for U.S. federal income tax purposes) at a rate higher than the stated interest rate on the notes, treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note, and treat the entire amount of recognized gain upon a conversion of notes as taxable. Our determination that the notes are not contingent payment debt instruments is binding on U.S. Holders unless they disclose their contrary positions to the IRS in the manner that is required by applicable U.S. Treasury regulations. U.S. Holders should consult their tax advisors concerning the tax effects of the possibility of payments of additional interest.
          Market Discount
          If a U.S. Holder acquires a note at a cost less than the stated redemption price at maturity of the note, the amount of such difference is treated as market discount, unless such difference is less than 0.25% of the stated redemption price at maturity multiplied by the number of complete years from the date of acquisition to maturity of the note. In general, market discount will be treated as accruing on a straight line basis over the remaining term of the note or, at the U.S. Holder’s election, under a constant yield method. If such an election is made, it will apply only to the note with respect to which it is made and may not be revoked.
          A U.S. Holder may elect to include market discount in income over the remaining term of the note. Once made, this election applies to all market discount obligations acquired by such U.S. Holder on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If a U.S. Holder acquires a note at a market discount and does not elect to include accrued market discount in income over the remaining term of the note, such U.S. Holder may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until maturity or until a taxable disposition of the note.
          If a U.S. Holder acquires a note at a market discount, such U.S. Holder will be required to treat any gain recognized on the disposition of the note as ordinary income to the extent of accrued market discount not previously included in income with respect to the note. If a U.S. Holder disposes of a note with market discount in an otherwise non-taxable transaction, such U.S. Holder may be required to include accrued market discount in income as ordinary income as if such U.S. Holder had sold the note at its then fair market value.

          Amortizable Bond Premium
          If a U.S. Holder acquires a note at a cost greater than the sum of all amounts payable on the note after the acquisition date, other than payments of qualified stated interest, such U.S. Holder generally will be considered to have acquired the note with amortizable bond premium, except to the extent such excess is attributable to the note’s conversion feature. The amount attributable to the conversion feature of a note may be determined under any reasonable method, including by comparing the note’s purchase price to the market price of a similar note without a conversion feature.
          A U.S. Holder generally may elect to amortize bond premium from the acquisition date to the note’s maturity date under a constant yield method. Once made, this election applies to all debt obligations held or subsequently acquired by such U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. The amount amortized in any taxable year generally is treated as an offset to interest income on the note and not as a separate deduction.
          Sale, Redemption or Other Taxable Disposition of the Notes
          Except as provided below under “—Conversion of the Notes into Common Stock and Cash,” a U.S. Holder will generally recognize gain or loss upon the sale, redemption or other taxable disposition of a note equal to the difference between the amount realized (less accrued interest which will be taxable as such) upon the sale, redemption or other taxable disposition (including an exchange with a designated financial institution in lieu of a conversion, as described in “Description of the Notes—Exchange in Lieu of Conversion”) and such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s tax basis in a note will generally be equal to the amount that the U.S. Holder paid for the note, increased by any market discount previously included in income with respect to the note, and reduced by any premium previously deducted (or used to offset interest income) with respect to the note. Except as set forth above under “—Market Discount,” any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If, at the time of the sale, redemption or other taxable disposition of the note, a U.S. holder is treated as holding the note for more than one year, such gain or loss will be a long-term capital gain or loss. Otherwise, such gain or loss will be a short-term capital gain or loss. For some non-corporate U.S. Holders (including individuals), long-term capital gain generally will be subject to a maximum U.S. federal income tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during the taxable years beginning on or after January 1, 2011. A U.S. Holder’s ability to deduct capital losses may be limited.
          Conversion of the Notes into Cash
          If a U.S. Holder receives solely cash in exchange for notes upon conversion, the U.S. Holder’s gain or loss will be determined in the same manner as if the U.S. Holder disposed of the notes in a taxable disposition (as described above under “—Sale, Redemption or Other Taxable Disposition of the Notes”).
          Conversion of the Notes into Common Stock and Cash
          The tax treatment of a conversion of a note into cash and common stock is uncertain, and U.S. Holders should consult their tax advisors regarding the consequences of such a conversion.
          Treatment as a Recapitalization. If a combination of cash and stock is received by you upon conversion of notes (excluding an exchange described in “Description of the Notes—Exchange in Lieu of Conversion”), we intend to take the position that the notes are securities for U.S. federal income tax purposes and that the conversion would be treated as a recapitalization (although we cannot guarantee that the IRS will not challenge this conclusion). In such case, gain, but not loss, would be recognized equal to the excess of the sum of the fair market value of the common stock and cash received (other than amounts attributable to accrued interest, which will be treated as described under “—Payment of Interest” above, and cash in lieu of a fractional share) over a U.S. Holder’s tax basis in the notes (excluding the portion of the tax basis that is allocable to any fractional share), but in no event should the gain recognized exceed the amount of cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest). The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share would be equal to the difference between the amount of cash a U.S. Holder would receive in respect of the fractional share and the portion of the U.S. Holder’s tax basis in the note that is allocable to the fractional share. Any gain or loss recognized on conversion generally would be capital gain or loss and would be long-term capital gain or loss if, at the time of the conversion, the note has been held for more than one year.
          The tax basis of the shares of common stock received upon such a conversion (other than common stock attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the common stock was received) would equal the tax basis of the note that was converted (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). A U.S. Holder’s holding period for shares of common stock would include the period during which the U.S. Holder held the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.
          Alternative Treatment as Part Conversion and Part Redemption. If the above-discussed conversion of a note into cash and common stock were not treated as a recapitalization, the cash payment received would generally be treated as proceeds from the sale of a portion of the note and taxed in the manner described under “—Sale, Redemption or Other Taxable Disposition of the Notes” above (or in the case of cash received in lieu of a fractional share, taxed as a disposition of a fractional share), and the common stock received on such a conversion would be treated as received upon a conversion of the note, which generally would not be taxable to a U.S. Holder except to the extent of any common stock received with respect to accrued interest. In that case, the U.S. Holder’s tax basis in the note would generally be allocated pro rata among the common stock received, the fractional share that is treated as sold for cash and the portion of the note that is treated as sold for cash. The holding period for the common stock received in the conversion would include the holding period for the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.
          Alternative Treatment as Fully Taxable Exchange. Alternatively, the transaction might be treated as a fully taxable exchange of the entire note for a combination of cash and common stock.
          Distributions
          Distributions, if any, made on our common stock generally will be included in a U.S. Holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits. However, with respect to dividends received by individuals, for taxable years beginning before January 1, 2009, such dividends are generally taxed at the lower applicable long-term capital gains rates, provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. Holder’s tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporation may be eligible for a dividends received deduction, subject to applicable limitations.
          Constructive Distributions
          The conversion rate of the notes will be adjusted in certain circumstances. Adjustments (or failures to make adjustments) that have the effect of increasing a U.S. Holder’s proportionate interest in our assets or earnings and profits may in some circumstances result in a deemed distribution to a U.S. Holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to a U.S. Holder. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock) will not qualify as being made pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, a U.S. Holder will be deemed to have received a distribution even though the U.S. Holder has not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the description above under “—Distributions.” It is not clear whether a constructive dividend deemed paid to a U.S. Holder would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends received. It is also unclear whether corporate holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends.

Because a constructive dividend deemed received by a U.S. Holder would not give rise to any cash from which any applicable backup withholding tax could be satisfied, if we pay backup withholding taxes on behalf of a U.S. Holder (because such U.S. Holder failed to establish an exemption from backup withholding), we may, at our option, set off any such payment against payments of cash and common stock payable on the notes (or, in certain circumstances, against any payments on the common stock).
     Sale, Certain Redemptions or Other Taxable Dispositions of Common Stock
     Upon the sale, certain redemptions or other taxable dispositions of our common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. Holder’s tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) will generally be subject to a maximum U.S. federal income tax rate of 15%, which maximum is currently scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2009. The deductibility of capital losses is subject to limitations.
     Possible Effect of the Change in Conversion Consideration After a Change in Control
     In certain situations, including a consolidation, merger or combination involving us or a transfer of all or substantially all of our property and assets, we may provide for the conversion of the notes into shares of an acquirer. Depending on the circumstances, such an adjustment could result in a deemed taxable exchange to a U.S. Holder and the modified note could be treated as newly issued at that time, potentially resulting in the recognition of taxable gain or loss.
     Information Reporting and Backup Withholding
     Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of common stock and to the proceeds of a sale of a note or share of common stock paid to a U.S. Holder unless the U.S. Holder is an exempt recipient such as a corporation. Backup withholding will apply to those payments if the U.S. Holder fails to provide its correct taxpayer identification number, or certification of exempt status, or if the U.S. Holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.
Consequences to Non-U.S. Holders
     Payments of Interest
     The 30% U.S. federal withholding tax will not be applied to any payment of interest on a note to a Non-U.S. Holder provided that:
•	interest paid on the note is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment);

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	the Non-U.S. Holder is not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

•	the Non-U.S. Holder is not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code; and

•	the Non-U.S. Holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN (or other applicable form)), or the Non-U.S. Holder holds the notes through certain foreign intermediaries or certain foreign partnerships and the Non-U.S. Holder and the foreign intermediary or foreign partnership satisfy the certification requirements of applicable U.S. Treasury regulations.
Special certification rules apply to Non-U.S. Holders that are pass-through entities.
     If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the Non-U.S. Holder provides us with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, then (although the Non-U.S. Holder will be exempt from the 30% withholding tax provided the certification requirements discussed above are satisfied) the Non-U.S. Holder will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder. In addition, if a Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.
     Payments of additional interest, if any, may be subject to U.S. withholding tax. We intend to withhold tax at a rate of 30% on any payment of such interest made to a Non-U.S. Holder unless we receive certain certifications from the Non-U.S. Holder claiming that such payments are subject to reduction or elimination of withholding under an applicable U.S. tax exception or an applicable treaty, or that such payments are effectively connected with such holder’s conduct of a trade or business in the United States, each as described above. If we withhold tax from any payment of additional interest made to a Non-U.S. Holder and such payment were determined not to be subject to U.S. federal income tax, a Non-U.S. Holder may obtain a refund of any tax withheld by timely filing an appropriate claim for refund with the IRS.
     Dividends and Constructive Distributions
     Any dividends paid to a Non-U.S. Holder with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, see “—Consequences to U.S. Holders—Constructive Distributions” above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by a Non-U.S. Holder and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder. Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Because a constructive dividend deemed received by a Non-U.S. Holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a Non-U.S. Holder, we may, at our option, set off any such payment against payments of cash and common stock payable on the notes (or, in certain circumstances, against any payments on the common stock).
     A Non-U.S. Holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

     Sale, Certain Redemptions, Conversion or Other Taxable Dispositions of Notes or Shares of Common Stock
     Gain realized by a Non-U.S. Holder on the sale, redemption or other taxable disposition of a note, as well as upon the conversion of a note (including an exchange described in “Description of the Notes—Exchange in Lieu of Conversion”) into cash or into a combination of cash and stock, or common stock (other than a redemption treated as a distribution with respect to our common stock) will not be subject to U.S. federal income tax unless:
•	that gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	our stock constitutes “U.S. real property interests” within the meaning of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Although we believe that currently our stock does not constitute U.S. real property interests, and that we therefore would not currently be required to withhold under FIRPTA, there can be no assurance that our stock will not constitute U.S. real property interests depending on the facts in existence at the time of any redemption, repurchase, conversion or retirement of our stock, in which case we may be required to withhold 10% of any amounts payable on the redemption, repurchase, conversion or retirement of our stock.
     If a Non-U.S. Holder is an individual described in the first bullet point above, such holder will be subject to tax on the net gain derived from the sale, redemption, conversion or other taxable disposition under regular graduated U.S. federal income tax rates. If a Non-U.S. Holder is an individual described in the second bullet point above, such holder will be subject to a flat 30% tax on the gain derived from the sale, redemption, conversion or other taxable disposition, which may be offset by U.S. source capital losses, even though such holder is not considered a resident of the United States. If a Non-U.S. Holder is a foreign corporation that falls under the first bullet point above, it will be subject to tax on its net gain generally in the same manner as if it were a U.S. person as defined under the Code and, in addition, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits, or at such lower rate as may be specified by an applicable income tax treaty. Any amounts (including common stock) which a Non-U.S. Holder receives on the conversion of a note which is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “—Payments of Interest.”
     Information Reporting and Backup Withholding
     Generally, we must report annually to the IRS and to Non-U.S. Holders the amount of interest and dividends paid to Non-U.S. Holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest, dividends and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.
     In general, a Non-U.S. Holder will not be subject to backup withholding with respect to payments of interest or dividends that we make, provided the statement described above in the last bullet point under “—Payments of Interest” has been received (and we do not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient). In addition, a Non-U.S. Holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale of a note or share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received (and we do not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, that is not an exempt recipient) or the Non-U.S. Holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

     Federal Estate Tax
     Subject to benefits provided by an applicable estate tax treaty, a note held by an individual who is a Non-U.S. Holder may be subject to United States federal estate tax upon the individual’s death if, at such time, interest payments on the note would have been:
•	subject to United States federal withholding tax (even if the W-8BEN certification requirement described above were satisfied); or

•	effectively connected with the conduct by the holder of a trade or business in the United States.
     An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value of the stock in his gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.
SELLING SECURITYHOLDERS
     The notes were originally issued by ADM and sold by the initial purchaser of the notes in a transaction exempt from the registration requirements of the Securities Act to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and shares of common stock into which the notes are convertible.
     The following table sets forth information, as of August 24, 2007, with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.
     The conversion rate, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

	Principal Amount
	of Notes	Number of Shares
	Beneficially	of Common Stock
	Owned and	Beneficially	Offered
Name	Offered Hereby	Owned (1)	Hereby (2)
Acacia Life Insurance Company	$625,000	14,271.44	14,271.44
ACE Tempest Reinsurance Ltd. (3)(4)	670,000	15,298.98	15,298.98
ACIG Insurance Company (5)	1,110,000	25,346.07	25,346.07
Acuity Master Fund Ltd.	4,200,000	95,904.06	95,904.06
Admiral Flagship Master Fund, Ltd.	10,000,000	228,343.00	228,343.00
Advent Convertible ARB Master	5,786,000	132,119.26	132,119.26
Alcon 401(k) Retirement Plan (5)	110,000	2,511.77	2,511.77
Alcon Laboratories	522,000	11,919.50	11,919.50
Allstate Insurance Company	7,150,000	238,565.25	163,265.25
Allstate Life Insurance Company	13,850,000	316,255.06	316,255.06

	Principal Amount
	of Notes	Number of Shares
	Beneficially	of Common Stock
	Owned and	Beneficially	Offered
Name	Offered Hereby	Owned (1)	Hereby (2)
American Community Mutual Insurance Company	185,000	4,224.35	4,224.35
American Investors Life Insurance Company (3)(6)	1,800,000	41,101.74	41,101.74
Amerisure Mutual Insurance Company (7)	5,210,000	118,966.70	118,966.70
Ameritas Life Insurance Company	2,035,000	46,467.80	46,467.80
AmerUs Life Insurance Company (3)(6)	4,000,000	91,337.20	91,337.20
Anthem Insurance Company (5)	940,000	21,464.24	21,464.24
Arkansas PERS	1,150,000	26,259.45	26,259.45
Attorneys’ Title Insurance Fund	320,000	7,306.98	7,306.98
Bankers Life Insurance Company of New York (3)(6)	500,000	11,417.15	11,417.15
Basso Fund Ltd. (8)	650,000	21,004.30	14,842.30
Basso Holdings Ltd. (8)	9,003,000	205,577.20	205,577.20
Basso Multi-Strategy Holding Fund Ltd. (8)	2,368,000	76,609.62	54,071.62
Bayern Invest Convertible Bond Fund	4,000,000	91,337.20	91,337.20
Beamtenversicherungskasse Des Kanton Zurich (9)	6,500,000	148,422.95	148,422.95
Bear, Stearns & Co. Inc. (10)	5,800,000	211,074.94	132,438.94
Bernische Lehrerversicherungskasse (9)	1,600,000	36,534.88	36,534.88
Black Diamond Convertible Offshore LDC (11)	3,000,000	68,502.90	68,502.90
Black Diamond Offshore Ltd. (11)	440,000	10,047.09	10,047.09
Blue Cross Blue Shield of Arizona	400,000	9,133.72	9,133.72
Blue Cross Blue Shield of Louisiana (5)	1,250,000	28,542.88	28,542.88
Blue Cross Blue Shield of Mississippi	260,000	5,936.92	5,936.92
Boilermakers Blacksmith Pension Trust	1,250,000	28,542.88	28,542.88
British Virgin Islands Social Security Board	173,000	3,950.33	3,950.33
Brookline Avenue Master Fund, L.P. (12)	1,000,000	22,834.30	22,834.30
CALAMOS Market Neutral Income Fund – CALAMOS Investment Trust (13)	13,000,000	296,845.90	296,845.90
California State Auto Association (5)	550,000	12,558.87	12,558.87
Canadian Imperial Holdings Inc. (3)(14)	30,000,000	685,029.00	685,029.00
Catholic Family Life Insurance	205,000	4,681.03	4,681.03
Catholic Mutual Relief Society of America (5)	70,000	1,598.40	1,598.40
Catholic Mutual Relief Society Retirement Plan and Trust (5)	485,000	11,074.64	11,074.64
Catholic Relief Insurance Company of America (5)	600,000	13,700.58	13,700.58
Central Security Life Insurance Company	280,000	6,393.60	6,393.60
Century National Insurance Co – Investment Grade	2,020,000	46,125.29	46,125.29
Champions Life Insurance Company	100,000	2,283.43	2,283.43
Charles G. Koch 1997 Trust (5)	325,000	7,421.15	7,421.15
Chrysler Corporation Master Retirement Trust (3)(4)	2,995,000	68,388.73	68,388.73
Chrysler Insurance Company	320,000	7,306.98	7,306.98
Citigroup Global Markets Inc. (10)	3,000,000	68,502.90	68,502.90
City University of New York (CUNY)	150,000	3,425.15	3,425.15
CNH CA Master Account, L.P. (15)	7,000,000	159,840.10	159,840.10
Columbia Convertible Securities Fund	10,000,000	228,343.00	228,343.00
Cumberland Insurance Company	310,000	7,078.63	7,078.63
Cumberland Mutual Fire Insurance	1,480,000	33,794.76	33,794.76
DaimlerChrysler Corp Emp. #1 Pension Plan, dtd 4/1/89 (16)	4,416,000	100,836.27	100,836.27
Delaware Public Employees Retirement System (3)(4)	1,685,000	38,475.80	38,475.80
DellaCamera Capital Master Fund, Ltd.	1,250,000	28,542.88	28,542.88

	Principal Amount
	of Notes	Number of Shares
	Beneficially	of Common Stock
	Owned and	Beneficially	Offered
Name	Offered Hereby	Owned (1)	Hereby (2)
Delta Air Lines Master Trust – CV (3)(4)	615,000	14,043.09	14,043.09
Delta Pilots Disability & Survivorship Trust – CV (3)(4)	360,000	8,220.35	8,220.35
DGAM Heritage Absolute Return Master Fund	288,000	6,576.28	6,576.28
Domestic & Foreign Missionary Society DFMS	96,000	2,192.09	2,192.09
Double Black Diamond Offshore LDC (11)	3,560,000	81,290.11	81,290.11
Dow Employees Pension Plan (5)	6,000,000	137,005.80	137,005.80
Eastern Alliance Insurance Company	140,000	3,196.80	3,196.80
Employees’ Retirement of New Orleans Sewer/Water Board (5)	90,000	2,055.09	2,055.09
Excellus Health Plan (5)	7,060,000	161,210.16	161,210.16
F.M. Kirby Foundation, Inc. (3)(4)	520,000	11,873.84	11,873.84
Family Service Life Insurance Company (3)(17)	200,000	4,566.86	4,566.86
Federated Rural Electric Insurance Exchange (5)	900,000	20,550.87	20,550.87
FFVA Mutual Insurance Company	108,000	2,466.10	2,466.10
Fidelity Life Association	800,000	18,267.44	18,267.44
First Mercury Insurance Company	1,250,000	28,542.88	28,542.88
Five Sticks, L.P. (18)	479,000	10,937.63	10,937.63
Florida Power and Light Group Inc. Employee Pension Plan (16)	1,702,000	38,863.98	38,863.98
Fore Convertible Master Fund, Ltd. (19)	36,967,000	844,115.57	844,115.57
Fore ERISA Fund, Ltd. (19)	3,033,000	69,256.43	69,256.43
Fort Dearborn Life Insurance Company – AAM C & S	1,100,000	25,117.73	25,117.73
Fort Dearborn Life Insurance Company – AAM Insured	1,900,000	43,385.17	43,385.17
Founders Insurance Company	310,000	7,078.63	7,078.63
FPL Group Employee’s Pension Plan	610,000	13,928.92	13,928.92
Franklin and Marshall College (16)	105,000	2,397.60	2,397.60
Gemini Sammelstiftung 24R Forderung Der Personalvorsorge (9)	1,000,000	22,834.30	22,834.30
Georgia Municipal Employee Benefit System	1,274,000	29,090.90	29,090.90
GLG Global Convertible Fund (20)	5,000,000	114,171.50	114,171.50
GLG Investment IV PLC – Sub Fund: GLG Global Convertible Ucits (Distributing) Fund (20)	250,000	5,708.58	5,708.58
GLG Investments PLC – Sub Fund: GLG Global Convertible Ucits Fund (20)	10,000,000	228,343.00	228,343.00
Grady Hospital Foundation	144,000	3,288.14	3,288.14
Grange Mutual Casualty Insurance Company	470,000	10,732.12	10,732.12
Guardian Life Insurance Company (3)(17)	13,300,000	303,696.19	303,696.19
Guardian Pension Trust (3)(17)	1,000,000	22,834.30	22,834.30
GuideOne Mutual Insurance Company	285,000	6,507.78	6,507.78
GuideOne Property & Casualty Insurance Company	70,000	1,598.40	1,598.40
GuideOne Specialty Mutual Insurance Company	125,000	2,854.29	2,854.29
Hannover Life Reassurance Company of America	2,080,000	47,495.34	47,495.34
Health Plan of Michigan (5)	120,000	2,740.12	2,740.12
HFR RVA OPP Master Trust	1,510,000	34,479.79	34,479.79
HFRCA Opportunity Master Trust	266,000	6,073.92	6,073.92
Highbridge Convertible Arbitrage Master Fund, L.P. (21)	13,850,000	316,255.06	316,255.06
Highbridge International LLC (21)	37,150,000	848,294.25	848,294.25
Independence Blue Cross (KHPE Advent Convertible)	604,000	13,791.92	13,791.92
Indiana Lumbermens Mutual Insurance Company (5)	900,000	20,550.87	20,550.87
Indianapolis Life Insurance Company (3)(6)	21,000,000	479,520.30	479,520.30

	Principal Amount
	of Notes	Number of Shares
	Beneficially	of Common Stock
	Owned and	Beneficially	Offered
Name	Offered Hereby	Owned (1)	Hereby (2)
Inflective Convertible Opportunity Fund I, Limited (3)(6)	7,700,000	175,824.11	175,824.11
Inflective Convertible Opportunity Fund I, L.P. (3)(6)	3,740,000	85,400.28	85,400.28
Injured Workers Insurance Fund of Maryland	3,040,000	69,416.27	69,416.27
Innovest Finanzdienstle (22)	5,960,000	136,092.43	136,092.43
Institutional Benchmark Series-Ivan Segregated Acct (3)(6)	2,300,000	52,518.89	52,518.89
Integrity Mutual Insurance Company	305,000	6,964.46	6,964.46
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust (3)(4)	290,000	6,621.95	6,621.95
International Truck & Engine Corporation Retiree Health Benefit Trust (3)(4)	175,000	3,996.00	3,996.00
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust (3)(4)	160,000	3,653.49	3,653.49
Jewelers Mutural Insurance Company	405,000	9,247.89	9,247.89
KBC Convertibles Mac 28 Limited (3)(23)	2,800,000	63,936.04	63,936.04
KBC Diversified Fund (3)(23)	14,600,000	333,380.78	333,380.78
KBC Financial Products USA Inc. (10)	1,000,000	22,834.30	22,834.30
Koch Industries, Inc. Master Pension Trust (5)	170,000	3,881.83	3,881.83
Lincoln Heritage Life Insurance Company	350,000	7,992.01	7,992.01
Loyal Christian Benefit Association	180,000	4,110.17	4,110.17
Lydian Global Opportunities Master Fund L.T.D. (24)	5,500,000	125,588.65	125,588.65
Lydian Overseas Partners Master Fund L.T.D. (24)	21,500,000	490,937.45	490,937.45
Lyxor / Acuity Fund Ltd. (3)	5,800,000	132,438.94	132,438.94
Lyxor / Inflective Convertible Opportunity Fund (3)(6)	4,200,000	95,904.06	95,904.06
Lyxor Master Trust Fund	198,000	4,521.19	4,521.19
MacKay Shields LLC (3)(25)	2,624,000	59,917.20	59,917.20
MAG Mutual Insurance Company (5)	100,000	2,283.43	2,283.43
Main Street America Assurance Company	1,510,000	34,479.79	34,479.79
McMahan Securities Co., L.P. (10)	1,000,000	22,834.30	22,834.30
Medico Insurance Company	1,580,000	36,078.19	36,078.19
Medico Life Insurance Company	470,000	10,732.12	10,732.12
Medmarc Insurance Company (5)	795,000	18,153.27	18,153.27
Microsoft Capital Group, L.P. (3)(4)	300,000	6,850.29	6,850.29
Midwest Medical Insurance Company (5)	70,000	1,598.40	1,598.40
Morgan Stanley Convertible Securities Trust (10)	2,050,000	46,810.32	46,810.32
NAMIC Insurance Company (5)	55,000	1,255.89	1,255.89
National Railroad Retirement Investment Trust (3)(4)	1,615,000	36,877.39	36,877.39
NCMIC	1,770,000	40,416.71	40,416.71
New Era Life Insurance Company	460,000	10,503.78	10,503.78
NGM Insurance Company	1,000,000	22,834.30	22,834.30
Occidental Petroleum Corporation	352,000	8,037.67	8,037.67
OCM Convertible Trust (3)(4)	955,000	21,806.76	21,806.76
OCM Global Convertible Securities Fund (3)(4)	380,000	8,677.03	8,677.03
P V Promea (9)	450,000	10,275.44	10,275.44
PBGC Maintenance (26)	170,000	3,881.83	3,881.83
Pennington Biomedical Research Foundation (5)	105,000	2,397.60	2,397.60
Pensionkasse Der Rockwell Automation AG (9)	200,000	4,566.86	4,566.86
Pensionskasse Der Antalis AG (9)	100,000	2,283.43	2,283.43

	Principal Amount
	of Notes	Number of Shares
	Beneficially	of Common Stock
	Owned and	Beneficially	Offered
Name	Offered Hereby	Owned (1)	Hereby (2)
Pensionskasse Der Lonza (9)	300,000	6,850.29	6,850.29
Pensionskasse Huntsman (9)	200,000	4,566.86	4,566.86
Pensionskasse Huntsman II (9)	250,000	5,708.58	5,708.58
Pimco Convertible Fund (27)	600,000	13,700.58	13,700.58
Police and Fire Retirement System of the City of Detroit	445,000	10,161.26	10,161.26
Premera Blue Cross	1,330,000	30,369.62	30,369.62
Promutual	706,000	16,121.02	16,121.02
Quincy Mutual Fire Insurance Company	2,060,000	47,038.66	47,038.66
Qwest Occupational Health Trust (3)(4)	205,000	4,681.03	4,681.03
Qwest Pension Trust (3)(28)	1,915,000	43,727.68	43,727.68
Radian Guaranty Inc. (5)	1,060,000	24,204.36	24,204.36
Rampart Convertible Arbitrage Investors (I), LLC (16)	3,300,000	75,353.19	75,353.19
Rampart Convertible Arbitrage Investors (II), LLC (16)	700,000	15,984.01	15,984.01
Rampart Enhanced Convertible Investors, LLC (16)	777,000	17,742.25	17,742.25
Raytheon Enhanced	3,490,000	79,691.71	79,691.71
RCG Latitude Master Fund, Ltd. (3)(29)	15,000,000	342,514.50	342,514.50
RCG PB Ltd. (3)(29)	9,000,000	205,508.70	205,508.70
Rhythm Fund, Ltd. (3)(23)	2,600,000	59,369.18	59,369.18
RMF Umbrella SICAV	1,000,000	22,834.30	22,834.30
Sagicor Life Insurance Company (5)	765,000	17,468.24	17,468.24
San Francisco City and County ERS	1,489,000	34,000.27	34,000.27
San Francisco Employees’ Retirement System (5)	4,700,000	107,321.21	107,321.21
Satellite Convertible Arbitrage Masterfund LLC (30)	10,000,000	228,343.00	228,343.00
Scor Life Re	560,000	12,787.21	12,787.21
Stark Master Fund Ltd. (3)(31)	77,000,000	1,758,241.10	1,758,241.10
State National Insurance Company	200,000	4,566.86	4,566.86
Steelhead PathFinder Master L.P. (32)	800,000	18,267.44	18,267.44
SuttonBrook Capital Portfolio L.P. (33)	130,000,000	2,968,459.00	2,968,459.00
Teachers’ Retirement System (5)	690,000	15,755.67	15,755.67
The Doctors Company (5)	340,000	7,763.66	7,763.66
The Global Convertible Opportunities Fund Limited (34)	2,500,000	57,085.75	57,085.75
The Travelers Indemnity Company (3)(4)	1,860,000	42,471.80	42,471.80
TQA Convertible Master Fund, Ltd. (35)	500,000	11,417.15	11,417.15
TQA Master Fund, Ltd. (35)	1,891,000	43,179.66	43,179.66
TQA Master Plus Fund, Ltd. (35)	1,088,000	24,843.72	24,843.72
Trust for the Defined Benefit Plans of ICI American Holdings, Inc. (3)(4)	260,000	5,936.92	5,936.92
Trustmark Insurance Company	285,000	6,507.78	6,507.78
UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited	19,307,000	440,861.83	440,861.83
UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited	1,693,000	38,658.47	38,658.47
UBS O’Connor LLC F/B/O: O’Connor Global Convertible Bond Master Limited	2,000,000	45,668.60	45,668.60
UBS Securities LLC (10)	8,477,000	537,720.36	193,566.36
Union Carbide Employees Pension Plan (5)	300,000	6,850.29	6,850.29
United National Insurance Company (5)	1,200,000	27,401.16	27,401.16
Universal Investment Gesellschaft MBH REF Aventis (9)	6,000,000	137,005.80	137,005.80

	Principal Amount
	of Notes	Number of Shares
	Beneficially	of Common Stock
	Owned and	Beneficially	Offered
Name	Offered Hereby	Owned (1)	Hereby (2)
UnumProvident Corporation (3)(4)	440,000	10,047.09	10,047.09
Van Kampen Harbor Fund (10)(36)	3,950,000	90,195.49	90,195.49
Vanguard Convertible Securities Fund, Inc. (3)(4)	4,745,000	108,348.75	108,348.75
Vicis Capital Master Fund (37)	45,000,000	1,027,543.50	1,027,543.50
Virginia Retirement System (3)(28)	4,665,000	106,522.01	106,522.01
Western American Life Insurance Company	125,000	2,854.29	2,854.29
Xavex Convertible Arbitrage 5 (3)(29)	1,000,000	22,834.30	22,834.30
Zazove Institutional Investment Grade (5)	280,000	6,393.60	6,393.60
Zurich Institutional Benchmarks Master Fund, Ltd. c/o TQA Investors, LLC (35)	724,000	16,532.03	16,532.03
Any other holder of notes or future transferee, pledge, donee or successor of any holder (38)	315,055,000	7,194,060.39	7,194,060.39

Total	$1,150,000,000	26,786,235.06	26,259,445.06

(1)	Assumes for each $1,000 in principal amount of the notes a maximum of 22.8343 shares of common stock could be issued upon conversion. This conversion rate is subject to adjustment, however, as described in this prospectus under “Description of the Notes—Adjustment to Conversion Rate.” As a result, the maximum number of shares of our common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Represents the maximum number of shares of our common stock issuable upon conversion of all of the holder’s notes, based on the initial conversion rate of 22.8343 shares of our common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described in this prospectus under “Description of the Notes—Adjustment to Conversion Rate.” As a result, the maximum number of shares of our common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	The selling securityholder is an affiliate of a broker-dealer.

(4)	Oaktree Capital Management LLC (“Oaktree”) is the investment manager of this selling securityholder with respect to the aggregate principal amount of securities listed herein. It does not own any equity interest in the selling securityholder but has voting and dispositive power over the aggregate principal amount of securities set forth herein. Lawrence Keele is a principal of Oaktree and is the portfolio manager for this selling securityholder. Mr. Keele, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the securities held by the selling securityholder, except for their pecuniary interest therein.

(5)	Gene Pretti is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(6)	Thomas J. Ray is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(7)	With respect to some of these securities, this selling securityholder has delegated full investment authority to Nicholas-Applegate Capital Management LLC (“Nicholas-Applegate”), as investment advisor, over the securities, including full dispositive power. The Chief Investment Officer of Nicholas-Applegate is Horacio A. Valeiras, CFA who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate. With respect to the remainder of these securities, Gene Pretti is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(8)	Basso Capital Management, L.P. (“Basso”) is the investment manager to this selling securityholder (the “Fund”). Howard Fischer is a managing member of Basso GP LLC, the general partner of Basso. Mr. Fischer has ultimate responsibility for trading with respect to the Fund.

(9)	Avtandil Gigineishvili is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(10)	The selling securityholder is a broker-dealer.

(11)	Clint D. Carlson is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(12)	The investment advisor of Brookline Avenue Partners, LP is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(13)	Nick Calamos is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(14)	Joseph Venn is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(15)	CNH Partners, LLC is investment advisor of this selling securityholder and has sole voting and dispositive power over the securities listed herein. Investment principals for the advisor are Robert Krail, Mark Mitchell and Todd Pulvino.

(16)	Jack Feiler is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(17)	John Murphy is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(18)	Basso Capital Management, L.P. (“Basso”) is the subadvisor to this selling securityholder (the “Fund”). Howard Fischer is a managing member of Basso GP LLC, the general partner of Basso. Mr. Fischer has ultimate responsibility for trading with respect to the Fund.

(19)	Matthew Li is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(20)	This selling securityholder is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the fund and has voting and dispositive power over the securities held by the fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman and, as a result, each has voting and dispositive power over the securities held by the fund. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein.

(21)	Highbridge Capital Management, LLC is the trading manager of this selling securityholder and has voting control and investment discretion over the securities held by this selling securityholder. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by this selling securityholder. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims benefial ownership of the securities held by this selling securityholder.

(22)	This selling securityholder has delegated full investment authority to Nicholas-Applegate Capital Management LLC (“Nicholas-Applegate”), as investment advisor, over the securities, including full dispositive power. The Chief Investment Officer of Nicholas-Applegate is Horacio A. Valeiras, CFA who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate.

(23)	Carlo Georg is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(24)	David Frizzo is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(25)	Edward Silverstein is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(26)	Chris Dialynas is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(27)	Mark Hudoff is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(28)	Oaktree Capital Management LLC (“Oaktree”) is the investment manager of this selling securityholder with respect to the some of the securities listed herein. It does not own any equity interest in the selling securityholder but has voting and dispositive power over those securities. Lawrence Keele is a principal of Oaktree and is the portfolio manager for this selling securityholder with respect to some of the securities listed herein. Mr. Keele, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the securities held by the selling securityholder, except for their pecuniary interest therein. With respect to the remainder of these securities, Gene Pretti is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(29)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment advisor of this selling securityholder and consequently has voting control and investment discretion over securities held by this selling securityholder. Ramius Capital disclaims beneficial ownership of the shares held by this selling securityholder. Peter A. Cohen, Morgan B. Star, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(30)	The discretionary investment manager of this selling securityholder is Satellite Asset Management, L.P. (“SAM”). The controlling entity of SAM is Satellite Fund Management, LLC (“SFM”). The managing members of SFM are Lief Rosenblatt, Mark Sonnino and Gabe Nechamkin. SAM, SFM and each named individual disclaims beneficial ownership of the securities.

(31)	Brian J. Stark and Michael A. Roth are the natural persons who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(32)	J. Michael Johnston and Brian K. Klein are the natural persons who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(33)	SuttonBrook Capital Management LP is the investment manager of this selling securityholder. John London and Steven M. Weinstein are the natural persons with control and voting power over SuttonBrook Capital Management LP.

(34)	Simon Dale is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(35)	The principals of TQA Investors, LLC are Robert Butman, John Idone, Paul Bucci, George Esser, Bartholomew Tesoriero, DJ Langis and Andrew Anderson.

(36)	Van Kampen Asset Management, as the selling securityholder’s investment advisor, has discretionary authority over the selling securityholder’s portfolio.

(37)	Shad Stastney, John Succo and Sky Lucas are the natural persons who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(38)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.
PLAN OF DISTRIBUTION
          The notes and common stock issuable upon conversion of the notes may be sold from time to time directly by the selling securityholders or alternatively, through underwriters, broker-dealers or agents. If the notes and common stock issuable upon conversion of the notes are sold through underwriters or broker-dealers, the applicable selling securityholder will be responsible for underwriting discounts or commissions or agent’s commissions and their professional fees. Such notes and common stock issuable upon conversion of the notes may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve block transactions) (i) on any national securities exchange or quotation service on which the notes may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market, (iv) through the writing of options, whether the options are listed on an options exchange or otherwise, or (v) through the settlement of short sales, in each case subject to compliance with the Securities Act and other applicable securities laws. Each selling securityholder may pledge or grant a security interest in some or all of the notes and common stock issuable upon conversion of the notes owned by it, and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes from time to time pursuant to this prospectus. Each selling securityholder also may transfer and donate notes in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholder for purposes of this prospectus.
          The aggregate proceeds to the selling securityholders from the sale of the notes or common stock issuable upon conversion of the notes offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.
     Our outstanding common stock is listed for trading on the New York Stock Exchange, Inc. under the symbol “ADM.” We have no plans to list the notes on a securities exchange and can give no assurance about the development of any trading market for the notes. See “Risk Factors—Risks Related to the Notes—An active trading market for the notes may not develop.”
     In order to comply with the securities laws of some states, if applicable, the notes and common stock issuable upon conversion of the notes may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock issuable upon conversion of the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
     We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock issuable upon conversion of their notes under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling securityholders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling securityholders incident to the offering and sale of the notes and the common stock issuable upon conversion of the notes.
     Under the registration rights agreement, we are obligated to use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until February 22, 2009 or until the earlier of:
•	the sale or transfer pursuant to the shelf registration statement of the notes and all of the shares of common stock issuable upon conversion of the notes, and

•	the date when the holders, other than the holders that are our “affiliates,” of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor Rule thereto or otherwise.
     Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions set forth in the registration rights agreement. In these cases, we may prohibit offers and sales of the notes and shares of common stock pursuant to the registration statement to which this prospectus relates. We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 90 consecutive days or an aggregate of 180 days in any 12-month period. We need not specify the nature of the event giving rise to a suspension in any notice of a suspension provided to the holders.
VALIDITY OF THE SECURITIES
     The validity of the notes and the shares of common stock issuable upon conversion of the notes to the public have been passed upon for us by Faegre & Benson LLP, Minneapolis, Minnesota.
EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 30, 2007, and management’s assessment of the effectiveness of our internal control over financial reporting as of June 30, 2007, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The expenses of this offering (all of which are to be paid by the registrant) are as follows:

Securities and Exchange Commission registration fee	$35,305
Legal services*	50,000
Accounting services*	10,000
Printing*	10,000
Miscellaneous*	1,695

Total	$107,000

*	Estimated.
Item 15. Indemnification of Directors and Officers
          Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director, officer, employee or agent of the corporation, or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees) that are actually and reasonably incurred by him (“Expenses”), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware permits (i) Delaware corporations to include a provision in their certificates of incorporation limiting or eliminating the personal liability of a director to a corporation or its stockholders, under certain circumstances, for monetary damages or breach of fiduciary duty as a director and (ii) the general authorization of advancement of a director’s or officer’s litigation expenses, including by means of a mandatory charter or by-law provision to that effect, in lieu of requiring the authorization of such advancement by the board of directors in specific cases. In addition, the General Corporation Law of the State of Delaware provides that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.
          Article VI of the Bylaws of the registrant provides for the indemnification of the directors and officers of the registrant to the fullest extent permitted by current Delaware law. The registrant has also entered into indemnification contracts with certain of its directors and officers. The registrant also maintains insurance coverage relating to certain liabilities of its directors and officers.
Item 16. Exhibits

4.1	—	Indenture, dated February 22, 2007, between Archer-Daniels-Midland Company and The Bank of New York, as trustee (including form of 0.875% Convertible Senior Note due 2014)(A)

4.2	—	Registration Rights Agreement, dated February 22, 2007, among Archer-Daniels-Midland Company, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Merrill Lynch & Co.,

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Barclays Capital Inc., BNP Paribas Securities Corp., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and HSBC Securities (USA) Inc.(B)

5	—	Opinion of Faegre & Benson LLP

12	—	Calculation of Ratio of Earnings to Fixed Charges

23.1	—	Consent of Ernst & Young LLP

23.2	—	Consent of Faegre & Benson LLP (included in Exhibit 5)

24	—	Powers of Attorney

25	—	Statement of Eligibility of Trustee

(A)	Filed as exhibit 4.1 to Registrant’s Current Report on Form 8-K filed on February 22, 2007, and incorporated herein by reference.

(B)	Filed as exhibit 4.2 to Registrant’s Current Report on Form 8-K filed on February 22, 2007, and incorporated herein by reference.
Item 17. Undertakings
     (a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
     provided, however, that: paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
     (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
     (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Decatur, State of Illinois, on August 27, 2007.

ARCHER-DANIELS-MIDLAND COMPANY

By	/s/ David J. Smith
David J. Smith,
Executive Vice President, Secretary and General Counsel
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on August 27, 2007 by the following persons in the capacities indicated:

Patricia A. Woertz*	Chairman, Chief Executive Officer and President (Principal Executive Officer)

/s/ Douglas J. Schmalz Douglas J. Schmalz	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ John Stott John Stott	Vice President and Controller (Principal Accounting Officer)
Alan L. Boeckmann,* Director
Mollie Hale Carter,* Director
Roger S. Joslin,* Director
Antonio Maciel Neto,* Director
Patrick J. Moore,* Director
M. Brian Mulroney,* Director
Thomas F. O’Neill,* Director
O. Glenn Webb,* Director
Kelvin R. Westbrook,* Director

*	David J. Smith, by signing his name hereto, does hereby sign this document on behalf of each of the above named officers and directors of the Registrant pursuant to powers of attorney duly executed by such persons.

/s/ David J. Smith
David J. Smith
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Exhibit	Form of Filing

4.1	Indenture, dated February 22, 2007, between Archer-Daniels-Midland Company and The Bank of New York, as trustee (including form of 0.875% Convertible Senior Note due 2014)	Incorporated by Reference

4.2	Registration Rights Agreement, dated February 22, 2007, among Archer-Daniels-Midland Company, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Barclays Capital Inc., BNP Paribas Securities Corp., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and HSBC Securities (USA) Inc.	Incorporated by Reference

5	Opinion of Faegre & Benson LLP	Electronic Transmission

12	Calculation of Ratio of Earnings to Fixed Charges	Electronic Transmission

23.1	Consent of Ernst & Young LLP	Electronic Transmission

23.2	Consent of Faegre & Benson LLP	Included in Exhibit 5

24	Powers of Attorney	Electronic Transmission

25	Statement of Eligibility of Trustee	Electronic Transmission